Exhibit 4.17

RULES OF THE 4D PHARMA
PLC LONG-TERM INCENTIVE

PLAN

Adopted by the board of directors on
26 October 2021

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	GRANT OF AWARDS	4

3.	VESTING, RELEASE AND EXERCISE	6

4.	SETTLEMENT	8

5.	LEAVERS	9

6.	CORPORATE EVENTS	10

7.	INTERNATIONAL TRANSFERS	12

8.	REDUCTION AND RECOVERY	13

9.	AMENDMENTS	14

10.	MISCELLANEOUS	14

SCHEDULE 1: AWARDS SUBJECT TO A HOLDING PERIOD		17

SCHEDULE 2: US TAXPAYERS		18

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless otherwise stated, the words and expressions below have the following meanings:-

“Admission” means the day on which Shares were first admitted to trading on AIM; “ADS” means an American depository share in the Company;

“Award” means a Conditional Award, a Nil-cost Option or a Market Value Option; “Board” means the board of directors of the Company;

“Committee” means the remuneration committee of the Board or any person or persons duly authorised and appointed by them;

“Companies Act” means the UK Companies Act 2006; “Company” means 4D Pharma plc;

“Conditional Award” means a right to receive Shares at nil cost, subject to the rules of the Plan;

“Control” has the meaning given by section 995 of the UK Income Tax Act 2007;

“Dealing Day” means any day on which the stock exchange on which the Shares are listed is open for business;

“Dealing Restrictions” means restrictions imposed by the Company’s share dealing code, the Listing Rules published by the United Kingdom Financial Conduct Authority, the EU Market Abuse Regulation 596/2014 or any other relevant laws or regulations that impose restrictions on share dealing;

“Dividend Equivalent” means the right for a Participant to receive any additional Shares or cash in accordance with rule 3.4;

“Eligible Employee” means an employee (including an executive director) of the Company or any of its Subsidiaries;

“Early Vesting Trigger” means the reason under the rules of the Plan for which an Award Vests before its Normal Vesting Date;

“Exercise Period” means the period beginning on the Release Date and ending on the tenth anniversary of the Grant Date (or such earlier date as the Committee may determine on or before the Grant Date);

“Good Leaver” means a Participant who Leaves in accordance with rule 5.2(a);

“Grant Date” means the date on which an Award is granted;

“Grant Period” means the period of 42 days beginning on:

(a)	the first Dealing Day after the day on which the Company makes an announcement of its results for any period; or

(b)	any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards,

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unless Dealing Restrictions prevent the Company from granting Awards during any such period, in which case Grant Period means the period of 42 days beginning on the day after such Dealing Restrictions lift;

“Group Company” means the Company, any Subsidiary of the Company, any Holding Company of the Company, any Subsidiary of a Holding Company of the Company or any other company that is associated with the Company and so designated by the Committee, and “Group” will be construed accordingly;

“Holding Company” has the meaning given by section 1159 of the Companies Act;

“Internal Reorganisation” means a change of Control of the Company, where immediately after such change of Control, all or substantially all of the share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before the change of Control;

“Leaving” has the meaning given in rule 5.6, and “Leaves” and “Left” will be construed accordingly;

“Market Value” means the middle market quotation of a Share (as derived from AIM) on the Dealing Day immediately preceding the relevant date, unless the Committee determines that such expression means:

(a)	the average of the middle market quotations of a Share (as derived from AIM) for a number of Dealing Days (not exceeding five) immediately preceding the relevant date; or

(b)	such other value (calculated on a reasonable basis) as the Committee may determine;

“Market Value Exercise Price” means an amount equal to the Market Value on 1 June in the calendar year in which a Market Value Option is granted unless the Committee determines that the Market Value on the Grant Date will apply instead;

“Market Value Option” means a right to acquire Shares at a price per Share which is equal to the Market Value Exercise Price following exercise, subject to the rules of the Plan;

“Nil-cost Option” means a right to acquire Shares at nil cost (or, if the Committee determines before the Grant Date, for a Nominal Exercise Price) following exercise, subject to the rules of the Plan;

“Nominal Exercise Price” means an amount equal to the nominal cost of a Share payable per Share on the exercise of a Nil-cost Option;

“Normal Vesting Date” means such date or dates as the Committee may determine on or before the Grant Date;

“Participant” means any person who holds an Award;

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“Performance Condition” means a condition to the Vesting of an Award which relates to performance;

“Performance Period” means the period over which a Performance Condition will be measured, which will be determined by the Committee on or before the Grant Date);

“Plan” means the 4D Pharma plc Long-Term Incentive Plan, as amended from time to time;

“Recovery Period” means, in relation to an Award, the period beginning on the start of the Vesting Period and, subject to rule 8.6, ending on the later of the Release Date and such date as the Committee may determine on or before the Grant Date;

“Release” means:

(a)	in relation to a Conditional Award, that the Participant becomes entitled to receive the Shares under the Award to the extent it has Vested; and

(b)	in relation to a Nil-cost Option or a Market Value Option, that the Award becomes capable of exercise to the extent it has Vested,

in either case, subject to the rules of the Plan, and “Released” and “Unreleased” will be construed accordingly;

“Release Date” means the date on which an Award is Released; “Share” means an ordinary share in the Company;

“Shareholding Policy” means the Company’s shareholding policy in force from time to time, as notified to any Participant to which it applies;

“Subsidiary” has the meaning given by section 1159 of the Companies Act;

“Tax Liability” means any tax or social security contributions liability in connection with an Award for which the Participant is liable (or which may be recovered from the Participant) and for which any Group Company or former Group Company is obliged to account to any relevant authority;

“Termination Date” means the tenth anniversary of the date when the Board adopted the Plan or at any earlier time that the Committee may determine;

“Trust” means any trust established by the Company or any Group Company for the benefit of employees of the Group;

“Trustee” means the trustee or trustees for the time being of the Trust;

“Vest” means:

(a)	in relation to a Conditional Award, that the number of Shares that the Participant will become entitled to receive on its Release is determined; and

(b)	in relation to a Nil-cost Option or a Market Value Option, that the number of Shares over which the Award will become capable of exercise on its Release is determined,

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in either case, subject to the rules of the Plan, and “Vesting”, “Vested” and “Unvested” will be construed accordingly;

“Vesting Date” means the date on which an Award Vests; and

“Vesting Period” means:

(a)	in relation to an Award that is subject to a Performance Condition, the Performance Period; and

(b)	in relation to an Award that is not subject to a Performance Condition, the period beginning on the Grant Date (or such earlier date as the Committee may determine) and ending on the Normal Vesting Date.

1.2	Interpretation

(a)	References to:

(i)	any body include any successor body;

(ii)	any statutory provisions or related rules are to those provisions or rules as amended or re-enacted from time to time; and

(iii)	the singular include the plural, and vice versa.

(b)	If an Award is granted over ADSs, references in the Plan to “Shares” shall be construed as references to “ADSs” as the context requires.

(c)	Headings do not form part of the Plan.

2.	GRANT OF AWARDS

2.1	Grant

(a)	The Committee may grant an Award to an Eligible Employee during a Grant Period at any time before the Termination Date and in such form and manner as it determines.

(b)	As soon as reasonably practicable after the Grant Date, a Participant will be notified of the terms of their Award, including:

(i)	its form and the number of Shares to which it relates;

(ii)	that an Award has been granted over ADSs, if that is the case;

(iii)	its Normal Vesting Date;

(iv)	any applicable Performance Condition and Performance Period;

(v)	that Dividend Equivalents will apply, if that is the case;

(vi)	in the case of a Nil-cost Option, the Exercise Period and, if relevant, the Nominal Exercise Price;

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(vii)	in the case of a Market Value Option, the Exercise Period and the Market Value Exercise Price;

(viii)	whether Shares acquired pursuant to the Award will be subject to any Shareholding Policy; and

(ix)	any other terms.

(c)	If an Award is divided into a different tranches that are subject to different terms, each tranche will be treated as a separate Award for the purposes of the Plan.

(d)	The Committee may lapse an Award if it has not been accepted by the Participant in such form as the Committee reasonably requires before such date as the Committee prescribes.

2.2	Plan limits

(a)	This rule 2.2 shall cease to apply if the Shares cease to be admitted to trading on AIM.

(b)	The Committee may not grant an Award on any day if the number of Shares that could be allocated to that Award, when aggregated with the number of Shares that have already been allocated or could be allocated under awards granted in the previous ten years but since Admission under any scheme adopted by any Group Company, would exceed 10% of the Company’s issued ordinary share capital.

(c)	For the purposes of rule 2.2(b):

(i)	Shares are “allocated” if they have been, or the Committee intends that they will be, newly issued or transferred from treasury (directly or indirectly) to satisfy an Award or any other right to Shares, provided that Shares will cease to be allocated to the extent that:

(A)	the Awards or other rights to which they relate lapse, or are satisfied or are intended to be satisfied with existing Shares and/or cash; and/or

(B)	institutional investor guidelines no longer require Shares transferred from treasury to be included in the limits; and

(ii)	if Shares are issued by the Company to any Trustee for the purpose of enabling the Trustee to transfer such Shares to beneficiaries of the Trust in satisfaction of Awards or other rights to Shares and such Shares have been taken into account for the purposes of Rule 2.2(b) on the grant of such Awards, such Shares shall not be taken into account again upon their issue to the Trustee.

2.3	Shareholding policy

A Conditional Share Award will not be Released to and a Nil-cost Option or a Market Value Option may not be exercised by a Participant who is subject to any Shareholding Policy unless the Committee is satisfied that there are sufficient measures in place in order to enforce the Shareholding Policy, which may include:

(a)	the Participant having entered into an agreement with such person and in such form as the Committee may determine, pursuant to which such person will hold any Shares to which the Participant becomes entitled under the Plan as nominee for the Participant;

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(b)	the share certificates relating to the Shares to which the Participant becomes entitled under the Plan being held on behalf of the Participant by such person as the Committee may nominate; and/or

(c)	the Participant taking such other action as the Committee may reasonably require.

3.	VESTING, RELEASE AND EXERCISE

3.1	Timing of Vesting

Unless otherwise prescribed in the rules of the Plan, an Award will Vest, subject to rule 3.2, on the later of:

(a)	its Normal Vesting Date; and

(b)	if relevant, the date on which the Committee determines the extent to which any Performance Condition has been satisfied,

and, as soon as reasonably practicable after the Vesting Date, the Committee shall notify the Participant of the extent to which their Award has Vested.

3.2	Extent of Vesting

(a)	The Committee will determine the extent to which any Performance Condition applicable to an Award has been satisfied as soon as reasonably practicable following the end of the Performance Period, and, subject to any reduction under rule 3.2(c), the Award will Vest in accordance with such determination.

(b)	If an Award Vests under the rules of the Plan before its Normal Vesting Date, the Committee will, subject to rule 3.2(c), determine the number of Shares in respect of which such Award Vests:

(i)	by determining the extent to which any applicable Performance Condition has been satisfied on the date of the Early Vesting Trigger on such basis as the Committee considers reasonable; and

(ii)	by reducing the Vesting level to reflect the proportion of the Vesting Period that is unexpired on the date of the Early Vesting Trigger, unless:

(A)	the Committee considers it appropriate to apply a lesser reduction or none at all; or

(B)	the Award is held by a Good Leaver and a reduction has been applied under rule 5.2(b)(i).

(c)	In determining the extent to which a Performance Condition has been satisfied (whether under rule 3.2(a) or rule 3.2(b)) or at any other time before an Award Vests, the Committee may reduce (including to nil) the extent to which an Award would otherwise Vest (based on the formulaic application of a Performance Condition or otherwise) to reflect such circumstances as the Committee may, in its absolute discretion, determine, including (without limitation):

(i)	the underlying performance (financial or otherwise) of the Participant or the Group since the beginning of the Vesting Period; and/or

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(ii)	circumstances that were unexpected or unforeseen at the Grant Date.

(d)	An Award shall lapse to the extent that:

(i)	it does not Vest under this rule 3.2; or

(ii)	any other condition to which Vesting is subject has not been satisfied on the date it is due to Vest, unless such condition is waived by the Committee.

3.3	Release

(a)	Unless otherwise prescribed in the rules of the Plan, an Award will be Released on its Vesting Date.

(b)	An Award shall lapse to the extent that any condition to Release has not been satisfied on the date it is due to be Released, unless such condition is waived by the Committee.

(c)	The Committee shall notify a Participant of the Release of their Award.

3.4	Dividend Equivalents

If the Committee determines that Dividend Equivalents will apply to an Award, the Participant shall be entitled on settlement of the Award (in accordance with rule 4.1) to an amount in cash or additional Shares equal in value to any dividends (excluding special dividends) that would have been paid on the Shares in relation to which a Conditional Award has been Released or a Nil-cost Option or a Market Value Option has been exercised (as applicable) between its Grant Date (or such earlier date as the Committee may determine, being no earlier than the beginning of the Vesting Period) and Release Date, determined on such reasonable basis as the Committee in its discretion decides. This amount will not presume the reinvestment of dividends unless the Committee determines otherwise.

3.5	Restrictions on Release

If on the date on which an Award would otherwise be Released:

(a)	a Dealing Restriction applies that would prevent such Release, the Award will instead be Released on the date on which such Dealing Restriction lifts;

(b)	the action or conduct of any Participant, Group Company or relevant business unit is under investigation in connection with the operation of rule 8 (or the equivalent provisions of another employee incentive plan operated by a Group Company) and such investigation has not been concluded, the Committee may determine that the Award will instead (subject to any action taken under rule 8) be Released on such date that it determines the investigation has been concluded; or

(c)	an event has occurred which causes the Committee reasonably to consider that it would be appropriate to do so, the Committee may alter the date on which an Award is Released, which may include a delay in Release and/or an Award being Released in instalments.

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3.6	Exercise of Nil-cost Options and Market Value Options

(a)	Unless otherwise prescribed in the rules of the Plan, a Released Nil-cost Option or a Released Market Value Option may be exercised during the Exercise Period at any time that a Dealing Restriction would not prevent exercise.

(b)	Exercise of a Nil-cost Option or a Market Value Option in whole or in part (and if in part, on more than one occasion) shall be effected by the Participant executing such process as the Committee may determine, and making payment (in such form as is acceptable to the Committee, which may include an undertaking to pay) of the Nominal Exercise Price or the Market Value Exercise Price.

(c)	A Nil-cost Option or a Market Value Option will lapse at the end of the Exercise Period to the extent that it has not been exercised or otherwise lapsed under the rules of the Plan.

4.	SETTLEMENT

4.1	Delivery of Shares or cash

(a)	The number of Shares in respect of which an Award has been Released or, in the case of a Nil-cost Option or a Market Value Option been validly exercised in accordance with rule 3.6(b), will be delivered to the Participant within 30 days of the Release Date of the Conditional Award or the exercise of the Nil-cost Option or the Market Value Option (as applicable). The Company may issue new Shares or procure the transfer of Shares to satisfy its obligations to deliver Shares (subject to applicable laws).

(b)	The Committee may at any time determine that, in substitution for some or all of the Shares that would otherwise have been delivered to a Participant pursuant to rule 4.1(a), the Participant will instead be paid a cash sum equal to the Market Value of such Shares on the Release Date of the Conditional Award or the exercise of the Nil-cost Option or the Market Value Option, and any such cash sum will be paid to the Participant within 30 days of the Release Date of the Conditional Award or the exercise of the Nil-cost Option or the Market Value Option net of any Tax Liability. In the case of a Market Value Option, the aggregate Market Value Exercise Price will be deducted from the Market Value of the Shares for the purposes of calculating the cash sum, as will any aggregate Nominal Exercise Price applicable to a Nil-cost Option.

(c)	Any costs (including any stamp duty or stamp duty reserve tax and any dealing costs) associated with:

(i)	the delivery of Shares to satisfy an Award will be borne by the Company; and

(ii)	the sale of Shares (including in connection with rule 4.3) will be borne by the Participant.

4.2	Restrictions on settlement

If on the date on which an Award would otherwise be settled pursuant to rule 4.1, a Dealing Restriction would prevent such settlement, the Award will instead be settled when such Dealing Restriction lifts.

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4.3	Taxation

(a)	A Participant is responsible for and shall indemnify each relevant Group Company against any Tax Liability relating to their Award. Any Group Company may withhold or recover an amount equal to its reasonable estimate of such Tax Liability using such means or arrangements as it considers appropriate to ensure recovery of the Tax Liability and its payment to a relevant tax authority within any applicable time limits. These may include the sale of some or all the Shares to which the Award relates or the cash settlement under rule 4.1(b) of such part of the Award as is as near as reasonably practicably equal to its reasonable estimate of the Tax Liability relating to their Award.

(b)	A Participant shall enter into such tax elections (including under section 431 of the Income Tax (Earnings and Pensions) Act 2003) as the Committee may reasonably require in respect of any Shares to be acquired under the Plan.

5.	LEAVERS

5.1	Leaving before the Normal Vesting Date

If a Participant Leaves before the Normal Vesting Date of their Award other than as a Good Leaver or because they die, their Award will lapse when they Leave.

5.2	Good Leavers before the Normal Vesting Date

(a)	If a Participant Leaves before the Normal Vesting Date of their Award because of:

(i)	ill-health, injury or disability of such severity as to result in the Participant’s Leaving (as determined by the Committee);

(ii)	any reason (other than gross misconduct) after the Participant has accrued 15 years of continuous service with the Group;

(iii)	the Participant’s employing company ceasing to be a Group Company or the transfer of an undertaking or part of an undertaking to a person who is not a Group Company; or

(iv)	any other reason (other than gross misconduct) at the Committee’s discretion, they will be treated as a Good Leaver.

(b)	If a Participant is a Good Leaver, their Award will subsist subject to its terms and the rules of the Plan (including its Normal Vesting Date and any Performance Condition), provided that:

(i)	the number of Shares in respect of which such Award is capable of Vesting will be reduced to reflect the portion of the Vesting Period that was unexpired when the Participant Leaves, unless the Committee considers it appropriate to apply a lesser reduction or none at all; or

(ii)	the Committee may decide that such Award will Vest and be Released when they Leave or on such other date before the Normal Vesting Date as the Committee may determine, in which case rule 3.2(b) shall apply and the Participant Leaving will be the Early Vesting Trigger.

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5.3	Leaving on or after the Normal Vesting Date

If a Participant Leaves on or after the Normal Vesting Date of their Award, their Award will subsist subject to its terms and the rules of the Plan, unless the Participant Leaves because of gross misconduct, in which case their Award will lapse when they Leave.

5.4	Death

If a Participant Leaves because they die, all Awards will Vest and be Released when they Leave, in which case rule 3.2(b) shall apply and the Participant’s death will be the Early Vesting Trigger.

5.5	Period of exercise of a Nil-cost Option or a Market Value Option

If a Participant Leaves, a Nil-cost Option or a Market Value Option:

(a)	may, unless otherwise prescribed in the rules of the Plan, (to the extent it has Vested and been Released) be exercised until the later of 30 days after its Release Date and 30 days after they Leave, or where the Participant Leaves because they die, 12 months from the date of their death, unless in any case the Committee decides to allow a longer exercise period; and

(b)	will lapse to the extent it is not exercised in accordance with rule 5.5(a),

provided that the Committee may determine that some or all of an unexercised Nil-cost Option or Market Value Option may lapse immediately if it, in its absolute discretion, determines that the Participant has breached any term of their employment contract (or any settlement agreement relating to their employment contract) with a Group Company that applies after they have Left.

5.6	Meaning of Leaving

For the purposes of the Plan, a Participant will be treated as Leaving when they no longer hold an office or employment (or a right to return to work) with any Group Company.

6.	CORPORATE EVENTS

6.1	Takeovers

(a)	Rule 6.1(b) shall apply if any of the following occurs (each, a “Takeover Event”):

(i)	any person (either alone or together with any person acting in concert with them):

(A)	obtains Control of the Company as a result of making a general offer to acquire Shares; or

(B)	already having Control of the Company, makes an offer to acquire all of the Shares other than those which are already owned by them, and such offer is or becomes wholly unconditional; or

(ii)	a compromise or arrangement in accordance with section 899 of the Companies Act for the purposes of a change of Control of the Company is sanctioned by the court.

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(b)	Unless rule 6.2 applies:

(i)	if the Committee so determines in advance of the Takeover Event, all Nil-cost Options and Market Value Options may be exercised conditionally, so as to take effect upon the Takeover Event (to the extent they are Vested and Released at that time);

(ii)	all Awards will Vest and be Released (and any Nil-cost Option or Market Value Option exercised conditionally under rule 6.1(b)(i) will be exercised) upon the Takeover Event, in which case rule 3.2(b) shall apply and the Takeover Event will be the Early Vesting Trigger; and

(iii)	to the extent any Nil-cost Option or Market Value Option has not been exercised within 30 days of the Takeover Event (or such longer or shorter period as the Committee may determine), it shall lapse, and, for the purposes of this rule 6.1, rule 3.2(b) and rule 3.3, “Committee” shall mean those people who were members of the Committee immediately before the Takeover Event.

6.2	Exchange of Awards

(a)	If:

(i)	there is an Internal Reorganisation unless the Committee determines otherwise; or

(ii)	in the case of a Takeover Event, the Committee decides before such Takeover Event that an Award will be exchanged or if an offer to exchange an Award is made to and accepted by a Participant,

an Award will be exchanged for the grant of a new award (“New Award”) that the Committee considers to be equivalent to the Award, except that it relates to shares in a different company (whether the acquiring company or otherwise) and the rules of the Plan and the terms of the Award (including any Performance Condition) will be interpreted accordingly.

(b)	For the purposes of this rule 6.2, “Committee” shall mean those people who were members of the Committee immediately before the Takeover Event.

6.3	Winding up

If the Company gives notice of a general meeting at which a resolution is proposed for the voluntary winding up of the Company (“Resolution”):

(a)	all Nil-cost Options and Market Value Options may be exercised conditionally, so as to take effect from immediately prior to the passing of the Resolution (to the extent they are Vested and Released at that time);

(b)	all Awards will Vest and be Released (and any Nil-cost Option or Market Value Option exercised conditionally under rule 6.3(a) will be exercised) immediately prior to the passing of the Resolution, in which case rule 3.2(b) shall apply and the time immediately prior to the passing of the Resolution will be the Early Vesting Trigger; and

(c)	to the extent any Nil-cost Option or Market Value Option has not been exercised on the passing of the Resolution, it shall lapse.

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6.4	Variation of Share capital and other corporate events

If there is a variation of the Company’s share capital or the Company is or may be affected by a merger, delisting, special dividend or other event which the Committee considers will affect the current or future value of Shares (“Relevant Event”), the Committee may:

(a)	adjust the number of Shares to which an Award relates and, if applicable, the Market Value Exercise Price; or

(b)	if it determines that because of the significance of the effect of the variation or event on the value of the Shares such adjustment would be inappropriate, determine that:

(i)	some or all Nil-cost Options or Market Value Options may be exercised conditionally, so as to take effect at such time on or before the Relevant Event as the Committee determines (to the extent they are Vested and Released at that time);

(ii)	some or all Awards will Vest and be Released (and any Nil-cost Option or Market Value Option exercised conditionally under rule 6.4(b)(i) will be exercised) at such time on or before the Relevant Event as the Committee determines, in which case rule 3.2(b) shall apply and the Relevant Event will be the Early Vesting Trigger; and/or

(iii)	to the extent any Nil-cost Option or Market Value Option has not been exercised by such time as the Committee determines, it shall lapse,

and the Committee may make such adjustments to the limits set out in rule 2.2 as it considers appropriate.

7.	INTERNATIONAL TRANSFERS

If as a result of a Participant moving jurisdiction at the Company’s request:

(a)	the Participant would be unable to receive or hold Shares;

(b)	the Participant and/or any Group Company would suffer a materially increased tax or social security liability in relation to their Award; or

(c)	the Committee otherwise determines it to be appropriate,

the Committee may accelerate the Vesting and/or Release of some or all of an Award, in which case rule 3.2(b) shall apply and the time of the Participant’s move will be the Early Vesting Trigger, provided that the Committee may make the Vesting and/or Release of the Award subject to such conditions as it determines appropriate, which may include restrictions on the disposal of Shares acquired before the Normal Vesting Date of the Award and/or the forfeiture of Shares if the Participant Leaves before the Normal Vesting Date of the Award.

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8.	REDUCTION AND RECOVERY

8.1	The Committee may apply its powers in rule 8.2 in relation to an Award if it determines, in its absolute discretion, that any of the circumstances in (a) to (h) below have occurred and its powers in rule 8.3 only if the circumstances in (e) below have occurred:

(a)	a material misstatement of any Group Company’s financial results for any period that falls within or overlaps with the Recovery Period;

(b)	an error in the information or assumptions on which the Award was granted, or in assessing a Performance Condition that affects the extent to which the Award Vests;

(c)	a material failure of risk management in, or any serious reputational damage to, any Group Company or business unit during the Recovery Period;

(d)	corporate failure of any Group Company or a relevant business unit during the Recovery Period;

(e)	serious misconduct or material error on the part of the Participant during the Recovery Period;

(f)	in respect of a Participant who is subject to the Shareholding Policy in relation to any Award or Shares, the Participant using any personal hedging strategy, contract of insurance, option, arbitrage agreement or other arrangement to undermine the effects of the Shareholding Policy at any time during the Recovery Period;

(g)	a breach by the Participant at any time during the Recovery Period of any term of their employment contract (or any settlement agreement relating to their employment contract) with a Group Company that applies after they have Left; or

(h)	any other circumstances that are similar in their nature or effect to those above,

and for the purposes of this rule, the terms “Participant”, “Group Company” and “business unit” include any former Participant, Group Company or business unit.

8.2	If Shares or cash are yet to be delivered to a Participant to satisfy their Award, the Committee may, at any time before the end of the Recovery Period, in its absolute discretion, reduce (including to nil) the number of Shares to which the Award relates and/or impose additional conditions on the Award.

8.3	If Shares or cash have been delivered to a Participant to satisfy their Award, the Committee may, in its absolute discretion, at any time before the end of the Recovery Period, require the Participant to make a cash payment to the Company in respect of some or all of the Shares and/or cash delivered to them (before or after any applicable Tax Liability) or to transfer Shares of an equivalent value to the Company or another person free of charge.

8.4	In order to effect the recovery of Shares and/or cash from a Participant under rule 8.3 the Committee may, in its absolute discretion:

(a)	reduce (including to nil) the number of Shares to which an Award under the Plan relates, if Shares or cash have not yet been delivered to the Participant to satisfy such Award; and/or

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(b)	reduce any remuneration that a Participant would be entitled to receive from a Group Company under any bonus or incentive plan.

8.5	The Committee may apply rule 8.4(a) to give effect to any provisions similar to those in this rule 8 that are included in any other incentive plan operated by a Group Company.

8.6	If, at the time the Recovery Period is due to end, the conduct of any Participant, Group Company or business unit is being investigated in connection with this rule 8 (or an equivalent provision in another incentive plan operated by a Group Company) and such investigation has not been concluded, the Committee may determine that the Recovery Period will instead continue until such investigation concludes and any reduction or recovery in accordance with this rule 8 (or equivalent provision) has been applied.

9.	AMENDMENTS

9.1	General

(a)	The Committee may amend the rules of the Plan or the terms of any Award at its discretion subject to rules 9.1(b) and 9.1(c).

(b)	No amendment to the material disadvantage of existing rights of Participants (except in respect of a Performance Condition) may be made unless every Participant who may be affected has been invited to indicate whether they approve the amendment and it is approved by a majority of those who respond.

(c)	Notwithstanding rule 9.1(b), the Committee may, at any time alter the terms of a Conditional Award such that it becomes a Nil-cost Option or vice versa.

(i) .

(d)	No amendment may be made under this rule 9 if it would prevent the Plan from being an employees’ share scheme within the meaning of section 1166 of the Companies Act.

9.2	Performance Conditions

The Committee may amend or substitute an existing Performance Condition if an event occurs which it considers would make it appropriate to do so, provided that the amended or new condition would not, taking into account all the circumstances, be materially easier to satisfy than the original condition would have been but for the event.

10. MISCELLANEOUS

10.1 No disposal of Award

An Award must not be sold, transferred, assigned, charged or otherwise disposed of in any way (except to a Participant’s personal representatives if the Participant dies) and will lapse immediately on any such purported action.

10.2 Bankruptcy

An Award will lapse immediately if the Participant is declared bankrupt (or, where the Participant is located outside the UK, if any equivalent event occurs).

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10.3 Not pensionable

No benefits received under the Plan will be pensionable.

10.4 Ranking of Shares

Shares issued or transferred from treasury under the Plan will rank equally in all respects with the Shares then in issue, except that they will not rank for any voting, dividend or other rights attaching to Shares by reference to a record date preceding the date of issue or transfer from treasury.

10.5 Relationship to employment

(a)	Rules 10.5(b) to 10.5(c) apply during a Participant’s employment with any Group Company and after the termination of such employment, whether or not the termination is lawful.

(b)	A Participant’s employment with any Group Company is separate from their participation in the Plan. A Participant’s participation in the Plan does not create any right to continued employment or to be granted further Awards, either at all or on any particular terms, including the number of Shares to which an Award relates.

(c)	By participating in the Plan, a Participant waives any claim for compensation for any loss under or in connection with the Plan, whether such loss is claimed by way of damages for breach of any contract, compensation for loss of office or otherwise.

(d)	The exclusion included in rule 10.5(c) applies (without limitation) to any loss arising from:

(i)	the lapse of any Award or the loss or reduction of any rights or expectations in any circumstances or for any reason, including (without limitation) the termination, whether lawful or otherwise, of the Participant’s employment, the application of rule 6 or the application of rule 8;

(ii)	any exercise of or failure to exercise any discretion in relation to an Award and/or the Plan; and

(iii)	the operation of the Plan, including its suspension or termination, or any Award.

10.6 Data protection

The personal data of any Eligible Employee, Participant or former Participant will be processed in accordance with the Group’s data protection policy as notified to Eligible Employees and, except for the purposes of the EU General Data Protection Regulation 2016/679 (including as such legislation is retained under UK law), by participating in the Plan, each Participant consents to the processing of their personal data for the purposes of the Plan.

10.7 Regulatory consent

If the Committee determines that the grant of an Award was contrary to any relevant laws or regulations, it may, in its absolute discretion, determine that the grant of such Awards was void and that they should be treated for all purposes as never having been granted.

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10.8 Administration of the Plan

(a)	The Committee has authority to administer the Plan, including the appointment of a third party administrator, and to interpret and apply its terms, provided that, where any act or decision would be beyond the scope of the authority delegated to the Committee by the Board, the Committee shall refer such act or decision to the Board and act or decide in accordance with the Board’s determination.

(b)	The decisions of the Committee will be final and bind all parties.

10.9 Construction

If any provision of the Plan or any Award would be unenforceable because it contains certain wording and the terms are capable of being construed without such wording the Committee may apply the provision on that basis.

10.10 Notices

(a)	Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post.

(b)	A notice or other communication will be deemed to have been received:

(i)	where it is delivered personally, immediately (if delivered during working hours on a Dealing Day) or on the opening of the next Dealing Day (otherwise);

(ii)	72 hours after it was put into the post properly addressed and stamped; and

(iii)	where it is given by electronic means, immediately (if delivered during working hours on a Dealing Day) or on the opening of the next Dealing Day (otherwise) in either case, unless the sender receives an electronic automatic reply to the contrary.

10.11 Termination of the Plan

The Plan will terminate on the Termination Date. The existing rights of Participants will not be affected by such termination.

10.12 Rights of third parties

No third party other than a Group Company will have any rights under the UK Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

10.13 Governing law and jurisdiction

The rules of the Plan and all Awards made under it will be governed by and construed in accordance with the laws of England and Wales and any person referred to in the Plan submits to the exclusive jurisdiction of the Courts of England and Wales.

10.14 Overseas territories

The Committee may establish further plans or sub-plans (as schedules to the Plan or otherwise) based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories provided that any Awards or similar rights granted under any such plans or sub-plans will count towards the limits on the total number of Shares in rule 2.2.

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SCHEDULE 1: AWARDS SUBJECT TO A HOLDING PERIOD

This schedule 1 shall apply to any Award granted under the Plan that the Committee has determined will be subject to a Holding Period (as defined below). Awards that are subject to a Holding Period shall be subject to the rules of the Plan, except as amended by this schedule 1.

1.	Definitions and interpretation

1.1	Unless otherwise stated, the words and expressions below have the following meanings:

“Holding Period” means a period beginning on the Normal Vesting Date and ending on the Normal Release Date; and

“Normal Release Date” means the second anniversary of the Normal Vesting Date (or such other period as the Committee may determine on or before the Grant Date),

and, in each case, the rules of the Plan will be construed accordingly.

1.2	References in this schedule 1 to:

(a) a “rule” relate to a rule of the Plan; and

(b) a “paragraph” relate to a paragraph of this schedule 1.

1.3	Where there is any conflict between the rules of the Plan and this schedule 1, the terms of this schedule 1 will prevail.

2.	Grant

2.1	An Award that is subject to a Holding Period may not be granted to any US Taxpayer (as defined in schedule 2).

2.2	As soon as reasonably practicable after the Grant Date, a Participant will be notified:

(a) that their Award is subject to a Holding Period; and

(b) of the Normal Release Date.

3.	Release

Unless otherwise prescribed in the rules of the Plan, an Award that is subject to a Holding Period will be Released on its Normal Release Date, unless the Committee determines in its absolute discretion in relation to any Unreleased Award that it shall be Released early in whole or in part.

4.	Good Leavers before the Normal Vesting Date

If a Participant is a Good Leaver, their Award will, subject to paragraph 3 and rule 5.2(b), continue to be subject its Holding Period and Normal Release Date.

5.	Leaving on or after the Normal Vesting Date

If a Participant Leaves on or after the Normal Vesting Date of their Award, their Award will, subject to paragraph 3 and rule 5.4, continue to be subject its Holding Period and Normal Release Date.

6.	International transfers

If rule 7 applies, the Committee may determine that the Holding Period shall cease to apply, provided that the Committee may make the Release of the Award subject to such conditions as it determines appropriate, which may include restrictions on the disposal of Shares acquired before the Normal Release Date of the Award.

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SCHEDULE 2: US TAXPAYERS

This schedule 2 shall apply to any Award granted to or held by a US Taxpayer (as defined below) (a “US Award”). US Awards shall be subject to the rules of the Plan, except as amended by this schedule 2. It is intended that US Awards shall qualify as short-term deferrals exempt from the requirements of Section 409A (as defined below), and the rules of the Plan will be interpreted and construed accordingly.

1.	Definitions and interpretation

1.1	Unless otherwise stated, the words and expressions below have the following meanings: “Section 409A” means Section 409A of the US Code;

“US Code” means the United States Internal Revenue Code of 1986, as amended from time to time, including any regulations or authoritative guidance promulgated thereunder and successor provisions thereto;

“US Conditional Award” means a US Award granted in the form of a Conditional Award ; and

“US Taxpayer” means any Eligible Employee or Participant who is or will be subject to a tax or social security liability under the US Code in connection with an Award,

and, in each case, the rules of the Plan will be construed accordingly.

1.2	References in this schedule 2 to:

(a) a “rule” relate to a rule of the Plan; and

(b) a “paragraph” relate to a paragraph of this schedule 2.

1.3	Where there is any conflict between the rules of the Plan and this schedule 2, the terms of this schedule 2 will prevail.

2.	Grant

A US Award may only be granted in the form of a Conditional Award or a Market Value Option.

3.	Vesting

3.1	If a US Conditional Award will Vest on or after its Normal Vesting Date in accordance with rule 3.1, the Committee shall in any event determine the extent to which any Performance Condition has been satisfied in accordance with rule 3.2(a) and whether any reduction should be made under rule 3.2(c) no later than 15 March in the calendar year following the Normal Vesting Date.

3.2	If a US Conditional Award will Vest under the rules of the Plan before its Normal Vesting Date, the Committee shall in any event determine the extent to which any Performance Condition has been satisfied in accordance with rule 3.2(b)(i), the degree to which the Vesting level will be reduced in accordance with rule 3.2(b)(ii) and whether any reduction should be made under rule 3.2(c) no later than 15 March in the calendar year following the Early Vesting Trigger.

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4.	Release

Unless rule 3.5(a) applies, a US Conditional Award may not in any event be Released later than 15 March in the calendar year following the Normal Vesting Date.

5.	Settlement

5.1	Unless rule 4.2 applies, any Shares to be delivered to the Participant under rule 4.1(a) or cash to be paid to the Participant under rule 4.1(b) following the Release of a US Conditional Award may not in any event be delivered or paid later than 15 March in the calendar year following the Normal Vesting Date.

6.	Good Leavers

6.1	Rule 5.2(a)(ii) shall not apply to a US Conditional Award.

6.2	Rule 5.2(b)(ii) shall be deleted and replaced with the following:

“If a Participant is a Good Leaver, their US Conditional Award will Vest and be Released when they Leave or on such other date before the Normal Vesting Date as the Committee may determine, provided that their US Conditional Award may not in any event Vest or be Released later than 15 March in the calendar year following the date they Leave. Rule 3.2(b) shall apply to such US Award and the Participant Leaving will be the Early Vesting Trigger.”

6.3	If any delivery of Shares or payment of cash made under the Plan in connection with the termination of a Participant’s employment is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A, and the Participant is a specified employee within the meaning of section 409A(2)(B)(i) of the US Code, no such Shares may be delivered or cash paid before the day that is six months and one day after the date of termination or, if earlier, ten Dealing Days following the Participant’s death.

7.	Adjustment of US Awards

7.1	Any adjustment made under rule 6.4(a) will only be effective to the extent that it is consistent with the short-term deferral exemption to Section 409A.

8.	Amendments

8.1	Any amendment made under rule 9.1 will only be effective to the extent that it is consistent with the short-term deferral exemption to Section 409A.

9.	Liability

9.1	In no event whatsoever will any Group Company be liable for any additional tax, interest or penalties that may be imposed on any Participant under Section 409A or any damages for the terms of the Plan failing to comply with Section 409A.

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